AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 27, 1999
                                                      REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM S-3
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                            ------------------------

                         INTELECT COMMUNICATIONS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                            ------------------------

             DELAWARE                                 76-0471342
 (STATE OR OTHER JURISDICTION OF        (I.R.S. EMPLOYER IDENTIFICATION NUMBER)
  INCORPORATION OR ORGANIZATION)

                              1100 EXECUTIVE DRIVE
                            RICHARDSON, TEXAS 75081
                                 (972) 367-2100
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               HERMAN M. FRIETSCH
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         INTELECT COMMUNICATIONS, INC.
                              1100 EXECUTIVE DRIVE
                            RICHARDSON, TEXAS 75081
                           TELEPHONE: (972) 367-2100
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                WITH A COPY TO:
                               ROBERT C. BEASLEY
                              RYAN & SUDAN, L.L.P.
                             909 FANNIN, SUITE 3900
                              HOUSTON, TEXAS 77010
                           TELEPHONE: (713) 652-0501

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: from time to time after the effective date of the registration statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                        PROPOSED MAXIMUM      PROPOSED MAXIMUM
   TITLE OF SECURITIES TO BE          AMOUNT TO          OFFERING PRICE          AGGREGATE            AMOUNT OF
           REGISTERED              BE REGISTERED(1)       PER SHARE(2)         OFFERING PRICE      REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value....      24,155,613             $1.016             $24,542,103             $6,823
====================================================================================================================

(1) Represents shares to be sold by the Selling Stockholders listed under the title "Selling Stockholders" in this Prospectus.

(2) Pursuant to Rule 457(c), the registration fee for the above shares is calculated based upon the average of the high and low prices of Intelect common stock as reported on the NASDAQ National Market on August 24, 1999.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.

================================================================================

     The information in this Prospectus is not complete and may be changed. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted until the Registration Statement filed with the SEC becomes effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state in which the offer, solicitation or sale is not permitted.

PROSPECTUS        SUBJECT TO COMPLETION, DATED AUGUST 27, 1999

                         INTELECT COMMUNICATIONS, INC.

                       24,155,613 SHARES OF COMMON STOCK

                            ------------------------

     The Selling Stockholders listed on page 11 may offer and resell up to 24,155,613 shares of Intelect Communications, Inc. ("Intelect" or the "Company") common stock under this Prospectus, for each of their own accounts. The number of shares the Selling Stockholders may sell includes

    o  shares of common stock that currently are issued and outstanding;

    o shares of common stock that they have received in exchange for the Company's Series D Convertible Preferred Stock ("Series D Preferred Shares") and Series E Convertible Preferred Stock ("Series E Preferred Shares") in compliance with the Citadel Settlement Agreement (as defined herein);

    o shares of common stock that they have received or may receive in exchange for in compliance with the Citadel Settlement Agreement;

    o shares of common stock issued or issuable upon the exchange of certain outstanding indebtedness for shares of common stock; and

    o  shares of common stock issuable upon exercise of warrants.

     We will not receive any proceeds from the sales covered by this Prospectus.

     We issued the Series D Preferred Shares in a private placement transaction on June 26, 1998 and the Series E Preferred Shares in private placement transactions on March 5 and April 22, 1999 (the Series D Preferred Shares and the Series E Preferred Shares are collectively referred to as the "Preferred Shares"). Pursuant to a Settlement Agreement and Mutual Release (the "Citadel Settlement Agreement") by and among the Company and Citadel Investment Group, L.L.C. ("Citadel") and certain of Citadel's affiliates, including Wingate Capital Ltd., Fisher Capital, Ltd., CCG Investment Fund Ltd., CCG Capital Ltd.and Midway Capital Ltd. (collectively the "Citadel Entities"), the Citadel Entities have agreed to exchange their remaining Preferred Shares for 5,515,563 shares of common stock of the Company (the "Exchange Shares"). We issued 1,988,341 Exchange Shares on July 1, 1999 upon exchange of a portion of the Preferred Shares. We expect to issue an additional 3,526,822 Exchange Shares on or about September 10, 1999, upon exchange of the Citadel Entities remaining Preferred Shares. Pursuant to an agreement dated as of August 13, 1999, we have agreed to issue 2,777,778 shares of common stock to The Coastal Corporation Second Pension Trust ("Coastal") in repayment of debt owed by the Company to Coastal. Pursuant to a Repayment and Exchange Agreement dated as of August 13, 1999, we agreed to issue shares of common stock to St. James Capital Partners, L.P. ("SJCP") and SJMB, L.P. ("SJMB")(SJCP and SJMB collectively "St.
James") in repayment of debt owed by the Company. We issued additional common stock in a series of unrelated private placements to accredited investors. For further information on the Selling Stockholders and each of these transactions see "Selling Stockholders" in this Prospectus.

     Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "ICOM." On August 26, 1999, the last sale price of our common stock was $1.031.

     INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE "RISK FACTORS" BEGINNING ON PAGE 2.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE SECURITIES COMMISSION, NOR HAVE THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS AUGUST   , 1999.

                                 ABOUT INTELECT

     We design, develop, manufacture, market and sell products and services for converging voice, data and video networks. We established our current operations through a series of mergers in 1995 and 1996, at which time we defined four communications product platforms to respond to the increasing demands of speed and complexity in communications networks.

     We strategically focus our product lines and services to take advantage of the convergence of telecommunications and data communications. This convergence arises from the explosive growth in communication services (such as high-speed Internet, video and countless voice services), which is driving the demand for expansion of network capacities. These industry trends require today's network integrators and managers to manage multiple applications at multiple locations within available bandwidth resources while balancing the need for network reliability. We designed our product lines to meet these evolving markets and applications.

     We intend to develop and bring to market a new generation of intelligent flexible and scalable communications platform to allow customers to combine their current voice, data and video networks (telephone, computers, surveillance, etc.) into a single communications network, which would also upgrade their communications into the latest generation of high-speed technologies under a single network management system. More information about our products, markets and operations may be found in our Form 10-K annual report, filed on April 2, 1999, and our Form 10-Q quarterly reports, filed on May 17, and August 16, 1999, and in the Form 8-K filed on August 18, 1999.

     Our executive offices are located at 1100 Executive Drive, Richardson, Texas 75081; telephone (972) 367-2100.

                                  RISK FACTORS

     This prospectus and the documents it incorporates by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements accurately reflect our current view with respect to future events and financial performance. The future events we describe in these risk factors involve risks and uncertainties related to:

     o  general economic conditions in our product markets;

     o  our continuing development of our products;

     o  the market acceptance of our products;

     o  dependence on our suppliers;

     o  dependence on channels of distribution;

     o  competition;

     o  fluctuations in customer demand for our products;

     o  access to external sources of capital;

     o  execution of our margin improvement and cost control plans; and

     o  management of our corporate expansion.

     In this prospectus, the words "anticipate ," "believe," "expect," "intend," "plan," "future," and similar expressions identify forward-looking statements. Our actual results could differ materially from those that we project in the forward-looking statements as a result of factors that we have set forth throughout this document as well as factors of which we are currently not aware.

     Your investment in the shares offered by the Selling Stockholders in this Prospectus involves a high degree of risk and should not be made by you if you cannot afford the loss of your entire investment. In addition to the other information in this prospectus, or incorporated in this prospectus by reference, you should consider carefully the following risk factors before investing in the common stock offered by the Prospectus:

OUR STOCK PRICE MAY DROP DUE TO MARKET FLUCTUATIONS AND SALES OF LARGE NUMBERS OF OUR SHARES

     Intelect stock is quoted on the Nasdaq SmallCap Market. Based on historical trends in the market for our stock and for other similar technology company stocks, we anticipate that the trading price of our common stock may be subject to wide fluctuations in response to:

    o  quarterly variations in operating results;

    o  changes in actual earnings or in earnings estimates by analysts;

    o  our announcements of technological developments;

    o  our competitors' announcements of technological developments;

    o  general market conditions; or

    o  other events largely outside our control.

In addition, extreme price and volume fluctuations in the stock market have particularly affected the market prices of "high technology" stocks. These fluctuations were often disproportionate to or unrelated to the operating performance of these companies. These broad market fluctuations, general economic conditions or other factors outside our control may adversely affect the market price of our common stock.

     Large numbers of the shares offered under this Prospectus could be sold at the same time. Such sales, or the possibility of such sales, could significantly depress the market price of the common stock.

WE MAY BE DELISTED BY NASDAQ

     Intelect's common stock was transferred to the Nasdaq SmallCap Market effective August 26, 1999 from the Nasdaq National Market. Intelect's continued listing with the Nasdaq SmallCap Market will involve the successful completion of an application and review process. This process will require the Company to file an application for new listing, to pay all fees for initial listing and to demonstrate compliance with all requirements for continued listing on the Nasdaq SmallCap Market, including compliance with the Nasdaq Notifications of Listing of Additional Shares program, on or before September 7, 1999. If the Company fails to comply with any of the provisions of the Nasdaq decision, Intelect's securities will be delisted from Nasdaq. If during the course of Nasdaq's review process for the Company's listing on the Nasdaq SmallCap Market, the Company's stock price falls below a minimum $1.00 bid price, the Company will be placed under a 90 day exception to the minimum bid price requirement. If after such 90 day period, the Company falls below the minimum bid price requirement, the Company will be required to comply with minimum bid price requirement for at least ten consecutive trading days or be delisted from Nasdaq.

     There can be no assurance that the Nasdaq procedures will result in a determination favorable to Intelect or that Intelect's common stock will continue to be listed on the Nasdaq SmallCap Market. The inability to maintain the listing could adversely affect the liquidity of Intelect common stock and could materially adversely affect our operating results and financial condition.

WE ARE NOT PROFITABLE; ABILITY TO CONTINUE AS GOING CONCERN

     We have incurred operating losses in 1998, 1997, and 1996 of $45,878,000, $20,241,000 and $43,039,000. Negative cash flows from operations in the same periods were, respectively, $23,129,000, $24,852,000 and $23,050,000. During the
first six months of 1999 we incurred operating losses of $11,151,000 and negative cash flow from operations of $8,548,000. We funded the negative cash flows by proceeds from borrowings under credit facilities and sales of preferred stock and common stock in the first six months of 1999, and during 1998 and 1997 and by proceeds from issuance of convertible debentures in 1996. It is uncertain when, if ever, the Company will report operating income or positive cash flow from operations. If cash needs exceed available resources, there also can be no assurance that additional capital will be available through public or private equity or debt financing.

     The reports of Grant Thornton LLP and KPMG Peat Marwick on the consolidated financial statements which are incorporated by reference into this Prospectus contain an explanatory paragraph that states that we have suffered recurring losses from continuing operations and are dependent upon the successful development and commercialization of our products and our ability to secure adequate sources of capital until we operate profitably. These matters raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

OUR ABILITY TO BECOME PROFITABLE DEPENDS ON INCREASED SALES OF OUR PRODUCTS

     Our ability to become profitable will depend, in part, on the sales volume of our products. Increasing the sales volume will depend on our ability to:

    o  continue to develop our products;

    o  increase our sales and marketing activities;

    o  increase our manufacturing activities; and

    o  effectively compete against current and future competitors.

     We cannot assure you that we will be able to successfully increase the sales volumes of our products to achieve profitability. We also cannot assure that profitability and positive cash flow will be achieved when expected. If our sales plans are not achieved, operating losses and negative cash flows exceed our estimates, or capital requirements in connection with the design, development, and commercialization of our principal products are higher than estimated, we will need to raise additional capital. See page 5 regarding additional funding.

WE ARE NOT ABLE TO PREDICT SALES IN THE FUTURE AND A NUMBER OF FACTORS MAY CAUSE OUR PERIODIC RESULTS TO FLUCTUATE

     We are not able to accurately predict our sales in future quarters. In any quarter, a number of factors could affect our sales volumes and our ability to fill orders. Our periodic results have varied in the past. In the future, we expect our periodic operating results to vary significantly depending on, but not limited to, a number of factors, including:

    o  the market acceptance of our current and new products;

    o  engineering and development requirements;

    o  the size, timing and recognition of revenue from significant orders;

    o  increased competition;

    o  new product introductions or enhancements by competitors;

    o the proportion of revenues derived from distributors, value added resellers and other sales channels;

    o  changes in our pricing policies or those of our competitors;

    o  the financial stability of major customers;

    o  delays in the introduction of our products or product enhancements;

    o  customer order deferrals in anticipation of upgrades and new products;

    o  customer concerns about our financial condition;

    o the costs and possible supply constraints of components we use to build our products;

    o  changes in regulation of our product markets;

    o  the timing and nature of expenses; and

    o  general economic conditions.

     Our expense levels are based, in part, on our expectations of future orders and sales, and we may be unable to adjust spending in a timely manner to compensate for any sales shortfall. If sales are below expectations, operating results are likely to be materially adversely affected. Net income may be disproportionately affected by a reduction in sales because a significant portion of our expenses do not vary with revenues. We may also choose to reduce prices or increase spending in response to competition or to pursue new market opportunities. If new competitors, technological advances by existing competitors or other competitive factors require us to invest significantly greater resources in engineering and development efforts, the spending could materially adversely affect our operating results and financial condition.

     Because our marketing strategy targets relatively large potential customers, we anticipate that a small number of large orders may comprise a significant portion of our future product sales. None of our significant customers have entered into a long-term supply agreement requiring them to purchase a minimum amount of our products. Historically, sales to a relatively small number of customers have accounted for a significant portion of our total revenues, particularly with respect to our SONETLYNX products. We cannot assure that our principal customers will continue to purchase our products at current levels, if at all. Also, we cannot assure that we will be able to replace such purchases with sales to other customers. Any significant deferral of purchases of our products or the reduction, delay or cancellation of orders from one or more significant customers could materially and adversely affect our business, results of operations, and financial condition.

WE MAY NEED ADDITIONAL FUNDING IN THE FUTURE AND THESE FUNDS MAY NOT BE AVAILABLE TO US

     If our sales plans are not achieved, if operating losses and negative cash flows exceed our estimates, or if capital requirements of the design, development, and commercialization of our principal products are higher than estimated, we will need to raise additional capital. Although we believe we could raise additional capital through public or private equity or debt financings, if necessary, we cannot assure that such financings will be available, or available on acceptable terms. If such financing is needed but is not available, we have determined that a significant reduction of engineering, development, selling, and administrative costs would allow us to continue as a going concern through the end of 1999. After such time, we will need to increase revenues over current levels to continue to operate in our current form.

OUR ABILITY TO GROW AND REMAIN COMPETITIVE DEPENDS ON OUR ABILITY TO FORESEE AND RESPOND TO RAPID TECHNOLOGICAL CHANGE WITH NEW PRODUCTS AND KEY PRODUCT ENHANCEMENTS

     Rapid technological change, evolving industry standards and frequent new product introductions and enhancements shape and can quickly change our current and planned product markets. New technologies or the emergence of new industry standards can render existing products or products under development obsolete or unmarketable. Our ability to grow and remain competitive depends, in large part, on our ability to anticipate changes in our product markets and to successfully develop and introduce new products on a timely basis. New product development often requires long-term forecasting of market trends, development and implementation of new technologies and processes and a substantial capital commitment. In particular, we recently invested substantial resources toward the development of new products such as our SONETLYNX / FIBRETRAX product line and the CS4. We have not yet completed development of the CS4 or of planned enhancements to the SONETLYNX / FIBRETRAX product line and may require additional testing of the LANscape product. Development and customer acceptance of new products is inherently uncertain, and we cannot assure that we will complete developments on a timely basis or that products will be commercially successful. We compete or will be competing with established companies with greater financial resources and more developed channels of distribution. We cannot assure that we will complete the CS4 on schedule, that we will be competitive in this environment or that we will be able to sell sufficient quantities of the CS4 to recover our investment or realize profits. We cannot assure that customers will accept SONETLYNX / FIBRETRAX enhancements or that the LANscape product will meet standards and expectations of the videoconferencing industry. Any failure to anticipate or respond on a cost-effective and timely basis to technological developments, changes in industry standards or customer requirements, or any significant delays in product development or introduction, could materially adversely effect our business, operating results and financial condition.

COMPETITION FROM LARGER, BETTER ESTABLISHED ENTITIES IS INTENSE

     Competition in the converging voice and data communications industry is intense, and we believe that competition will increase substantially with the development of multimedia communications products, rapid technological changes, industry consolidations, new industry entrants, and potential regulatory changes. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical and marketing resources, greater name recognition, and a larger installed customer base than we have. In addition, many of these competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the development, promotion and sale of their products than we can. Our current or potential competitors may develop products and services comparable or superior to ours or adapt more quickly than we can to new technologies, evolving industry trends, or changing customer requirements. The videoconferencing market may present lower barriers to entry than other markets and may therefore be subject to greater competition in the future. Increased competition as to any of our products or services could result in price reductions, reduced margins, and loss our market share, which could materially and adversely affect our business, results of operations, and financial condition.

WE DEPEND ON KEY MEMBERS OF OUR MANAGEMENT AND ENGINEERING STAFF, AND WE MUST RETAIN AND RECRUIT QUALIFIED INDIVIDUALS TO BE COMPETITIVE

     Our success depends in large part on the continued service of key creative, technical, marketing, sales and management personnel and our ability to attract, motivate and retain highly qualified employees. Because of the multifaceted nature of interactive media, key personnel often require a unique combination of creative and technical talents. Such personnel are in short supply, and the competition for their services is intense. Recruitment of such personnel can be a lengthy process. We have at-will employment arrangements with management and other personnel, meaning they may terminate their employment at any time. The loss of key personnel or failure to attract additional qualified employees could materially adversely affect our business, the results of operations and new product development efforts.

WE DEPEND ON THE SUPPLY OF PRODUCT COMPONENTS FROM OUTSIDE SUPPLIERS AND, IN SOME CASES, SINGLE SOURCES OF SUPPLY. WE DEPEND ON A SINGLE MANUFACTURING FACILITY

     The majority of the components required to assemble our products come from outside sources. The supply level of and the lead time in delivering certain key components changes and is difficult to predict with any certainty. Occasional unexpected shortages of or significant increases in the price of components could materially and adversely affect our business, results of operations, and financial condition.

     We rely on a single source for certain key components and do not have supply commitments for those components. If we lose the ability to obtain these components from our current suppliers, we will have difficulty replacing this supply of components in a short time frame. Many of our vendors extend us credit for the components they supply. Poor credit terms would materially adversely affect our business, results of operations, and financial condition.

     We buy a fiber optic interface card for the SONETLYNX OC-3 product from a small company which is the sole source for this component. We also buy a video codec card used in SONETLYNX video applications from another small company which is the sole source. Delays in delivery of either component would restrict our ability to increase sales. If either vendor fails to meet commitments, we intend to rely on its in-house manufacturing capabilities. However, the conversion to in-house backup supply would involve some interruption in our production and could materially adversely affect our business, results of operations, and financial condition.

     We use fiber optic connectors made by a single vendor in the SONETLYNX OC-3 product. Equivalent components are available from other vendors, but their use would require a redesign of the method of connecting to the fiber. This would cause significant delays in delivery of the product and could materially adversely effect our business, results of operations, and financial condition. Our strategy is to forecast requirements and build inventories that comprehend vendor lead times.

     We have one manufacturing facility for SONETLYNX and LANscape products, and our revenues depend on its continued operation. Operational problems at the facility could materially adversely affect our business, results of operations, and financial condition.

WE DEPEND ON THIRD PARTIES TO MARKET AND SERVICE OUR PRODUCTS

     Although we expect to continue to market our products directly to certain accounts, we intend to maintain a network of resellers, consisting primarily of distributors, value-added resellers, and systems integrators with established distribution channels for communications products, to market our products and educate potential end-users and service providers about our products. Our future prospects depend in large part on our development of relationships with third parties and their marketing and product service efforts. We cannot assure that we will be able, for financial or other reasons, to finalize third-party distribution or marketing agreements or that such arrangements will result in the successful commercialization of any of our products. Failure to develop third party marketing and service arrangements or failure of third parties to effectively market and service our products could materially adversely affect our business or our financial condition.

WE RELY ON PATENTS AND OTHER PROPRIETARY INFORMATION. THE LOSS OF, OR A DISPUTE REGARDING, PROPRIETARY INFORMATION OR INTELLECTUAL PROPERTY RIGHTS WOULD NEGATIVELY AFFECT OUR BUSINESS

     Our success depends, in part, on our ability to maintain trade secret protection, obtain patents and operate without infringing the proprietary rights of third parties or having third parties circumvent our intellectual property rights. We have three issued U.S. patents. Fifteen additional patents are pending. We cannot assure that the patents will provide us with any competitive advantages or will not be challenged by any third parties. Likewise, the intellectual property rights of others could impede our ability to do business. Additionally, third parties may be able to circumvent our patents. Our patent applications may be denied. Furthermore, it is possible that others could independently develop similar products, duplicate our products, or design around our patented products.

     We have received notice that we may be infringing on certain intellectual property rights of others. We have asked legal counsel to evaluate these claims. We may have to obtain licenses from third parties to avoid infringing patents or other proprietary rights. We cannot assure that any licenses required under any such patents or proprietary rights would be made available, if at all, on acceptable terms. Failure to obtain these licenses could delay product introductions, or prohibit our development, manufacture or sale of products requiring such licenses. In addition, we could incur substantial costs in defending or prosecuting lawsuits to protect our patents or other proprietary rights. Intellectual property plaintiffs could obtain injunctive or other equitable relief which could effectively block our ability to sell our products in the United States and abroad, and could obtain an award of substantial damages. Either result could materially adversely affect our business, results of operations, and financial condition.

     Much of our know-how and technology may not be patentable. To protect our rights, we require many employees, consultants, advisors and collaborators to enter into confidentiality agreements. We cannot assure that these agreements will provide meaningful protection of our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure. Furthermore, independent development by competitors of competing technologies could materially adversely affect our business, results of operations and financial condition, especially if we do not obtain patent protection or if our patent protection is narrowly defined.

NUMEROUS GOVERNMENTAL REGULATIONS AFFECT OUR BUSINESS AND OUR PRODUCTS

     While most of our operations are not directly regulated, some of our customers are telecommunications service providers who are heavily regulated at both the federal and state levels. Such regulation may limit the number of potential customers for our services or impede our ability to offer competitive services to the market, or otherwise materially adversely affect our business, results of operations, and financial condition. At the same time, recent deregulation of the telecommunications industry may facilitate the entrance of new competitors or industry consolidation. This could subject us to additional competitors, increased pricing pressures, decreased demand for our products or services, increased cost of doing business or other factors that could materially adversely affect our business, results of operations, and financial condition.

WE MAY BE SUBJECT TO SIGNIFICANT CONTINGENT LIABILITIES

     In connection with the sale of former operations in November 1995, our subsidiary Intelect Communications Systems Limited agreed to indemnify Savage Sports Corporation, the purchaser of Savage Arms, Inc. (a manufacturer of fire arms) for potential losses associated with product liability, environmental matters, employee matters and other similar items. Certain of these indemnity obligations survive indefinitely. A finding of liability against Intelect Communications Systems Limited could materially adversely affect our business, results of operations, and financial condition. Furthermore, we could incur substantial costs (including the diversion of the attention of management) in defending lawsuits relating to these indemnity obligations.

     One of the liabilities assumed in the 1995 sale involves a firearms product liability lawsuit which one defendant, Western Auto Supply Co., settled for $5 million and, in turn, has asserted a third-party claim against Savage Arms, Inc. for indemnification in the amount of the settlement plus attorneys' fees and related costs. Savage Arms has asserted defenses to the claims and we believe additional defenses may be available. Based on the information available to date, it is impossible to predict the outcome of this litigation or to assess the probability of any verdict.

     Savage Sports Corporation also seeks indemnification for certain other products liability claims. Intelect Communications Systems Limited has undertaken the defense of a lawsuit filed against Savage Arms, Inc. by Emhart Industries, Inc. in the United States District Court for the District of Massachusetts, in which Emhart requests indemnification from Savage Arms (to date, approximately $2.2 million). We have asserted additional defenses. The parties are in discovery and we cannot at this time predict the outcome of the litigation.

     An adverse outcome in the Taylor or Emhart litigation would materially adversely affect our financial condition and the results of operation.

OUR CHARTER, BYLAWS AND THE DELAWARE CORPORATE LAWS DISCOURAGE, DELAY OR PREVENT A CHANGE IN CONTROL OF INTELECT

     Certain provisions of our certificate of incorporation, by-laws and Delaware law could discourage potential acquisition proposals, delay or prevent a change in control of the company and limit the price that certain investors might be willing to pay in the future for shares of common stock. These provisions include:

    o  a classified Board of Directors;

    o provisions that the Board of Directors have exclusive authority to amend or change the By-laws;

    o the ability of the Board of Directors to authorize the issuance, without further stockholder approval, of preferred stock with rights and privileges which could be senior to the common stock;

    o eliminating the stockholders' ability to take any action without a meeting;

    o eliminating the ability of stockholders to call special meetings without the required consent of the Board of Directors; and

    o establishment of certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings.

     We are also subject to Section 203 of the Delaware General Corporation Laws which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested stockholder" for a period of three years following the date that such stockholder became an "interested stockholder."

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http:\\www.sec.gov. Intelect common stock is traded on the Nasdaq Stock Market.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus and any later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any additional documents we file with the SEC until this offering of common stock is terminated. This Prospectus is part of a registration statement on Form S-3 that we filed with the SEC. The documents that we incorporate by reference are:

        (1) Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

        (2)  Our Form 10-Q filed on May 17, 1999.

        (3)  Our Form 8-K's filed on July 2, and July 8, 1999.

        (4)  Our Form 10-Q filed on August 16, 1999.

        (5)  Our Form 8-K's filed on August 18, and August 25, 1999.

        (6)  Our definitive Proxy Statement filed on April 30, 1999.

        (7) The description of our common stock contained in our Registration Statement on Form S-4 declared effective on October 30, 1997 (File No. 333-39063) and our Form 8-K filed on December 5, 1997.

        (8) All documents we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of the common stock registered under this registration statement.

     To the extent that prior filings listed in numbers (1) - (7) above conflict with this Prospectus, those prior filings are modified by this Prospectus and included herein only as modified. To the extent that statements in this Prospectus or in the prior filings listed in numbers (1) - (7) above conflict with statements in future filings referenced in number (8) above, this Prospectus and the prior filings are modified by the future filings listed in number (8) above.

     For information on the consolidated financial statements see "Experts" in this Prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                                   ROBERT P. CAPPS
                            CHIEF FINANCIAL OFFICER
                         INTELECT COMMUNICATIONS, INC.
                              1100 EXECUTIVE DRIVE
                            RICHARDSON, TEXAS 75081
                                (972) 367-2100.

                                USE OF PROCEEDS

     We will not receive any proceeds from the sale of common stock offered in this Prospectus.

                              SELLING STOCKHOLDERS

     The Selling Stockholders were issued the common stock covered by this Prospectus in a series of transactions exempt from registration under the Securities Act of 1933 as summarized below:

     Of the 24,155,613 shares of Common Stock being registered:

      (i) Pursuant to the Citadel Settlement Agreement, on June 27, 1999, the Citadel Entities agreed to exchange all of their remaining Preferred Shares for 5,515,563 shares of common stock of the Company (the "Exchange Shares"). Of the 5,515,563 Exchange Shares which are covered by this Prospectus, Intelect issued 1,988,341 Exchange Shares on July 1, 1999 upon exchange of Preferred Shares and Intelect expects to issue an additional 3,526,822 Exchange Shares on or about September 10, 1999, upon exchange of the Citadel Entities' remaining Preferred Shares.

      (ii) We issued 1,762,499 common shares to certain accredited investors in a private placement which closed on June 30, 1999. Such shares are registerable under registration rights agreements dated June 3, 1999.

      (iii) We issued 106,263 shares of common stock to AJC Equities, Inc. ("AJC") in a private placement for certain advisory services performed by AJC in connection with Intelect's June 30, 1999 private placement to accredited investors.

      (iv) We issued 84,000 shares of common stock in a private placement to Sanders Morris Mundy in satisfaction of certain investment banking and consulting services performed by Sanders Morris Mundy.

      (v) We issued 142,719 shares of common stock to The Coastal Corporation Second Pension Trust ("Coastal") as dividends on the Company's $2.0145, 10% Cumulative Convertible Preferred Stock, Series A (the "Series A Preferred Stock") for the second quarter of 1999. We issued to Coastal 2,777,778 shares of common stock in exchange for $3 million of indebtedness which the Company owed to Coastal in a transaction exempt from registration under the Securities Act of 1933. In addition, in connection with an amendment to our credit facility with Coastal, we issued in a private placement a warrant to purchase 1,067,308 shares of common stock and a replacement warrant to purchase 450,000 shares of common stock, each at an exercise price of $1.30 per share.

      (vi) The Company presently owes indebtedness to St. James under certain Convertible Promissory Notes issued to St. James (the "St. James Notes"). In connection with a recapitalization of the indebtedness which the Company owes to St. James under the St. James Notes, we issued 2,364,346 shares to SJCP in repayment of $2 million of the indebtedness (the "Initial Repayment Amount"), and agreed to issue an amount of additional shares to SJCP and SJMB to effect the repayment of $1 million of additional indebtedness (the "Mandatory Repayment Amount") upon the effective date of the Registration Statement which covers this Prospectus (the "Mandatory Repayment Shares"). The number of Mandatory Repayment Shares which the Company agreed to issue is equal to the Mandatory Repayment Amount divided by 66 2/3% of the "Market Price" (as defined) of the common stock on the date of the effectiveness of the Registration Statement. Under a Registration Rights Agreement with St. James, we agreed to register 150% of the number of shares issuable upon the exchange of the Mandatory Repayment Amount divided by 66 2/3% of the Market Price as determined on the date of the filing of the Registration Statement, or 2,236,136 shares, based on a price of $0.6708. In addition, we also agreed that St. James would be allowed, after giving effect to the repayment of the Initial Repayment Amount and the Mandatory Repayment Amount, at its option, to exchange the remaining balance of principal and interest under the St. James Notes for common stock at a price equal to the greater of $1.08 or 66 2/3% of the Market Price of the common stock on the date of the exchange (the "Optional Exchange Shares"). The

            Company has agreed to register 7,649,433 Optional Exchange Shares, which number is based on the balance on the St. James Notes as of the maturity date of such notes on February 12, 2000, after giving effect to the repayment of the Initial Repayment Amount on August 13, 1999 and the Mandatory Repayment Amount as of September 30, 1999, divided by $1.08. The maximum number of shares issuable to St. James is subject to Nasdaq Rule 4460(i), which prohibits the Company, absent stockholder approval, from issuing shares at less than book or market value if the total number of shares equals or exceeds 20% of the shares outstanding on the transaction date (the "Nasdaq 20% Rule"). Pursuant to the Repayment Agreement with St. James, if the Company were unable to issue any additional shares due to the Nasdaq 20% Rule, then it would be required to use its best efforts to obtain stockholder approval within 75 days of such date.

     In each case, the issuance of Intelect common stock to each of the Selling Stockholders was undertaken pursuant to exemptions from registration under the Securities Act of 1933.

     Except as otherwise indicated, the table below sets forth the number of shares of Intelect common stock beneficially owned by each of the Selling Stockholders as of August 18, 1999, the number of shares of common stock to be offered by each Selling Stockholder under this Prospectus, and the number of shares of common stock to be beneficially owned by each Selling Stockholder if all of the shares of common stock offered hereby are sold as described herein.

                                        NUMBER OF SHARES OF                        NUMBER OF SHARES
                                           COMMON STOCK                            OF COMMON STOCK
                                        BENEFICIALLY OWNED     NUMBER OF SHARES      BENEFICIALLY
                                         AS OF AUGUST 18,      OF COMMON STOCK       OWNED AFTER
     NAME OF SELLING STOCKHOLDER              1999(1)           OFFERED HEREBY       OFFERING(6)
-------------------------------------   -------------------    ----------------    ----------------
Wingate Capital Ltd..................         1,824,635(2)         1,776,631                   0
Fisher Capital Ltd...................         3,517,515(2)         3,333,710                   0
CCG Capital Ltd......................           193,199(2)           159,992                   0
CCG Investment Fund, Ltd.............           192,346(2)           159,139                   0
Midway Capital Ltd...................           118,932(2)            85,691                   0
The Coastal Corp. Second Pension
  Trust..............................         8,898,782(3)         4,437,805                   0
Sanders Morris Mundy.................            84,000               84,000                   0
Rodney Jones.........................           234,526              210,526              24,000
Robert Ted Lyons IRA.................            49,700               31,000              18,700
Joel A. Ruth.........................           107,000               55,000              52,000
John H. Northcutt....................            34,280               25,000               9,280
Legg Mason Wood Walker, Custodian FBO
  William P. Byers IRA...............            25,000               25,000                   0
BMF, L.L.C...........................            60,000               60,000                   0
Richard G. Trevino...................             8,000                5,500               2,500
Robert Marvin........................           230,000              100,000             130,000
Louis Falletta.......................           200,000              171,000              29,000
Eric Larson..........................           145,000               80,000              65,000
Crown Texas Realty, Inc. Profit
  Sharing Plan.......................           155,000              100,000              55,000
Bonnie Ligon Dickens.................           507,000              300,000             207,000
Philip C. Bird, M.D..................            25,000               25,000                   0
Jeffrey Rabin........................           280,000              200,000              80,000
Fred B. Dulock.......................           100,000               35,000              65,000
Tim W. Lowell........................            61,315               26,315              35,000
Fred & Melissa Roesch................           100,000               50,000              50,000
Richard E. Bean......................           263,158              263,158                   0
AJC, Inc.............................           556,231              106,231                   0
St. James Capital Partners, L.P......         3,556,487(4)         2,861,808             694,679
SJMB, L.P............................        12,235,551(5)         9,388,107           2,847,444

                                                   (FOOTNOTES ON FOLLOWING PAGE)

------------

 (1) Beneficial ownership is determined under SEC rules and generally includes voting or investment power with respect to securities and includes any securities the person has the right to acquire within 60 days of August 18, 1999 through the conversion or exercise of any security or other right.

 (2) Beneficial ownership based on Citadel's Schedule 13-G, filed on July 16, 1999. Also includes the following amounts of shares of common stock issuable upon exercise of warrants: Wingate Capital Ltd. -- 48,004 shares; Fisher Capital Ltd. -- 183,805 shares; CCG Capital Ltd. -- 3,900 shares; CCG Investment Fund, Ltd. -- 3,900 shares. Does not include the following shares issuable upon exercise of warrants: NP Partners -- 68,800 shares; Olympus Securities, Ltd. -- 122,800 shares. All such warrant shares are subject to the following restrictions: none of the holders has the right to exercise warrants for a number of shares of common stock (i) in excess of the number of shares that, upon giving effect to such exercise would cause the aggregate number of shares of common stock beneficially owned (as defined in the applicable warrants) by the holder and its affiliates to exceed 5% of the outstanding shares of Intelect common stock following the exercise, or (ii) to the extent that, after giving effect to such exercise, such holder would have acquired beneficial ownership (as defined in the applicable warrants) of a number of shares of common stock during the 60-day period ending on and including the date such exercise was implemented (the "60-Day Period") which, when added to the number of shares beneficially owned at the beginning of the 60-Day Period, is in excess of 10% of the shares of common stock outstanding immediately after giving effect to such conversion or exercise. Citadel Limited Partnership is the trading manager of Wingate Capital Ltd., Fisher Capital Ltd., CCG Investment Fund Ltd., CCG Capital Ltd., Midway Capital Ltd., Olympus Securities, Ltd. and NP Partners (the "Citadel Entities") and consequently has voting control and investment discretion over securities held by the Citadel Entities. Citadel Limited Partnership and each of the Citadel Entities disclaims beneficial ownership of the shares of Common Stock held by the other Citadel Entities.

 (3) Based solely on information supplied to the Company as of August 18, 1999 by the Coastal Corporation Second Pension Trust, includes 3,719,409 shares of Common Stock issuable upon conversion of the Company's Series A Preferred Stock and 1,517,308 shares of Common Stock issuable upon exercise of currently exercisable warrants.

 (4) Includes (i) 331,641 shares of common stock issuable upon conversion of convertible debt, (ii) 750,500 shares of common stock issuable upon exercise of warrants, which represents 300,000 shares of common stock issuable upon exercise of warrants issued on April 2, 1998 and an additional 450,500 shares pursuant to anti-dilution provisions in such warrants as of November 10, 1998 and (iii) 110,000 shares issuable upon exercise of that certain warrant dated January 13, 1999. Except as set forth herein, does not include any additional shares which may be acquired pursuant to anti-dilution provisions in the warrants.

 (5) Includes (i) 8,808,549 shares of common stock issuable upon conversion of convertible debt, (ii) 3,002,001 shares of common stock issuable upon exercise of warrants, which represents 1,200,000 shares of common stock issuable upon exercise of warrants issued on April 2, 1998 and an additional 1,802,001 shares pursuant to anti-dilution provisions in such warrants as of November 10, 1998 and (iii) 425,000 shares issuable upon exercise of that certain warrant dated January 13, 1999. Except as set forth herein, does not include any additional shares which may be acquired pursuant to anti-dilution provisions in the warrants.

 (6) With respect to Coastal, assumes the sale of all of the shares of common stock issuable upon conversion of the Company's Series A Preferred Stock and shares of common stock issuable or issued upon exercise of warrants held by Coastal, or issued to Coastal as dividends on the Company's Series A Preferred Stock and covered in previous registration statements of the Company on Form S-3 filed on December 30, 1997, May 22, 1998 and April 2, 1999 (File

     Nos. 333-35851, 333-53451 and 333-75651). With respect to CCG Capital Ltd.,
     CCG Investment Fund, Ltd., Wingate Capital, Ltd., Fisher Capital, Ltd., and Midway Capital assumes the sale of the shares of Common Stock issued upon conversion of the Series D Preferred Shares and Series E Preferred Shares, and any shares issuable upon exercise of related warrants, included in the registration statements of the Company on Form S-3 filed on May 22, 1998 and April 2, 1999 and which are not included as Exchange Shares registered in this Registration Statement. With respect to AJC, Inc., assumes the sale of all of the shares issuable upon the exercise of the warrants covered by the registration statement filed on April 2, 1999. With respect to SJMB, L.P., assumes the sale of 1,200,000 shares of common stock issuable upon the exercise of warrants covered by the registration statement filed on May 22, 1998 and 425,000 shares of common stock issuable upon exercise of warrants covered by the registration statement filed on April 2, 1999. With respect to St. James Capital Partners, L.P., assumes the sale of 300,000 shares of common stock issuable upon the exercise of warrants covered by the registration statement filed on May 22, 1998 and 110,000 shares of common stock issuable upon exercise of warrants and covered by the registration statement filed on April 2, 1999. Upon completion of the offering, and after giving effect the sale of all of the shares of common stock referred to herein, each Selling Stockholder will own less than 1% of the common stock of the Company except as follows: SJMB, L.P. 4.3% and SJCP 1.3%.

     Since the date on which they provided the information regarding their common stock, the Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their common stock in transactions exempt from the registration requirements of the Securities Act. Additional information concerning the above listed Selling Stockholders may be set forth from time to time in Prospectus supplements to this Prospectus. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

     The common stock is offered on behalf of the Selling Stockholders. The common stock may be sold or distributed from time to time by the Selling Stockholders, or by donees or transferees of, or other successors in interest to, the Selling Stockholders, directly to one or more purchasers or through brokers, dealers or underwriters who may act solely as agents or may acquire common stock as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of Intelect common stock may occur in one or more of the following methods:

        (i)  ordinary brokers' transactions;

       (ii) transactions involving cross or block trades or otherwise on the Nasdaq National Market;

      (iii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus;

       (iv) "at the market" to or through market makers or into an existing market for the Common Stock;

        (v) in other ways not involving market makers or established trading markets, including direct sales to purchases or sales effected through agents;

       (vi) through transactions in options, swaps or other derivatives (whether exchange-listed or otherwise);

      (vii)  in privately negotiated transactions; or

     (viii)  any combination of the foregoing.

     From time to time, one or more of the Selling Stockholders may pledge, hypothecate or grant a security interest in some or all of their conversion shares, and the pledges, secured parties or persons to whom such securities have been hypothecated shall, upon foreclosure in the event of default, be deemed to be Selling Stockholders hereunder. In addition, subject to certain restrictions on the Citadel Entities as set forth in the Citadel Settlement Agreement and St. James in the Repayment Agreement

(which prohibit them from engaging in short selling, purchasing puts, selling calls, or similar transactions pursuant to which they could benefit from the decrease in the price of Intelect Common Stock), a Selling Stockholder may, from time to time, sell short Intelect common stock. In such instances, this Prospectus may be delivered in connection with such short sales and the conversion shares offered hereby may be used to cover such short sales.

     From time to time one or more of the Selling Stockholders may transfer, pledge, donate or assign such Selling Stockholders' conversion shares to lenders or others and each of such persons will be deemed to be a Selling Stockholder for purposes of this Prospectus. The number of Selling Stockholders' conversion shares beneficially owned by those Selling Stockholders who so transfer, pledge, donate or assign Selling Stockholders' conversion shares will decrease as and when they take such actions. The plan of distribution for Selling Stockholders' conversion shares sold hereunder will otherwise remain unchanged, except that the transferees, pledges, donees or other successors will be Selling Stockholders hereunder.

     Subject to certain restrictions on the Citadel Entities as set forth in the Citadel Settlement Agreement and St. James in the Repayment Agreement (which prohibit them from engaging in short selling, purchasing of puts, selling calls, or similar transactions pursuant to which they could benefit from the decrease in the price of Intelect Common Stock), a Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with such Selling Stockholder, including, without limitation, in connection with distributions of the common stock by such broker-dealers; a Selling Stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock; a Selling Stockholder may also loan or pledge the common stock to a broker-dealer and the broker-dealer may sell the common stock so loaned or upon a default may sell or otherwise transfer the pledged common stock.

     Brokers, dealers, underwriters or agents participating in the distribution of the common stock as agents may receive compensation in the form of commissions, discounts or concessions from the Selling Stockholders and/or purchasers of the common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions). The Selling Stockholders and any broker-dealers who act in connection with the sale of common stock covered by this Prospectus may be deemed to be "Underwriters" within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither Intelect nor any Selling Stockholders can presently estimate the amount of such compensation. We know of no existing arrangements between any Selling Stockholders, any other stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock.

     We will pay substantially all of the expenses incident to the registration, offering and sale of the common stock to the public other than commissions or discounts of underwriters, broker-dealers or agents. We have also agreed to indemnify certain of the Selling Stockholders and certain related persons against certain liabilities, including liabilities under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Intelect, Intelect has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     The Citadel Entities have agreed to refrain from selling on any trading day a number of Exchange Shares or shares of common stock issued pursuant to the conversion of the Preferred Shares in excess of that number of shares of common stock equal to 5% of the daily trading volume of the common stock for the ten trading days prior to such date of determination, excluding sales by the Citadel Entities.

     We have advised the Selling Stockholders that during such time as they may be engaged in a distribution of the common stock included herein they are required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes any Selling Stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in such distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock.

     Because it is possible that a significant number of shares of the common stock could be sold at the same time hereunder, such sales, or the possibility thereof, may have a significant depressive effect on the market price of Intelect common stock.

     This offering will terminate on the earlier of (a) the date on which the shares are eligible for resale without restriction pursuant to Rule 144(k) under the Securities Act or (b) the date on which all shares offered hereby have been sold by the Selling Stockholders.

                                 LEGAL MATTERS

     The validity of the common stock offered by the Selling Stockholders hereby will be passed upon by Ryan & Sudan, L.L.P., Houston, Texas. Philip P. Sudan, Jr. is a partner of Ryan & Sudan, L.L.P and a director of Intelect. Mr. Sudan beneficially owns 386,395 shares of common stock. Mr. James W. Ryan, a partner in Ryan & Sudan, L.L.P., beneficially owns 104,561 shares of common stock. In addition, Messrs. Ryan and Sudan are holders of certain amended and restated promissory notes (the "Promissory Note") issued by the Company which have an aggregate principal balance of $200,000. The Promissory Notes are payable on demand in cash or in Common Stock. If a holder elects to convert his Promissory
Note into Common Stock, the number of shares to which the holder would be entitled is equal to the aggregate principal and interest outstanding under the Promissory Note divided by $2.00. The Promissory Notes were originally issued on December 5, 1997 and bear interest at the prime rate plus 3%.

                                    EXPERTS

     Our financial statements and schedules as of December 31, 1998, and for the year then ended, incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. The report of Grant Thornton LLP on the consolidated financial statements contains an explanatory paragraph that states that we have suffered recurring losses from continuing operations and are dependent upon the successful development and commercialization of our products and our ability to secure adequate sources of capital until we operate profitably. These matters raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     Our financial statements and schedules as of December 31, 1997, and for the year then ended, incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

      Our consolidated statements of operations, stockholders' equity and cash flows for the year ended December 31, 1996, the related schedule and the report of KPMG Peat Marwick, independent chartered accountants, all contained in our 1998 annual report, are incorporated herein by reference. The KPMG Peat Marwick report on the aforementioned consolidated financial statements contains an explanatory paragraph that states that we have suffered recurring losses from continuing operations and are dependent upon the successful development and commercialization of our products and our ability to secure adequate sources of capital until we operate profitably. These matters raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                   PROSPECTUS

     NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY INTELECT COMMUNICATIONS, INC. (THE "COMPANY") OR ANY OTHER
PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
About Intelect.........................................................     2
Risk Factors...........................................................     2
Where You Can Find More Information About Intelect.....................     9
Incorporation of Certain Documents by Reference........................     9
Use of Proceeds........................................................    10
Selling Stockholders...................................................    10
Plan of Distribution...................................................    13
Legal Matters..........................................................    15
Experts................................................................    15

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

          NATURE OF EXPENSE
         --------------------
SEC Registration Fee..........................................  $   6,823
Legal (including Blue Sky), Printing, and Accounting
  Fees and Expenses...........................................  $  20,000*
Miscellaneous.................................................  $   2,000*
     TOTAL....................................................  $  28,823*

------------

* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article VII of the Registrant's Certificate of Incorporation provides that if Delaware law is amended hereafter to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by Delaware law as so amended. Any amendment, repeal or modification of Article VII of the Registrant's Certificate of Incorporation shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to such amendment, repeal or modification.

     Article XI of the Registrant's By-Laws provides that the Registrant (i) shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was a director or an officer of the Registrant, or is or was serving at the request of the Registrant as a director or an officer of another corporation, partnership, joint venture, trust or other enterprise, to the full extent authorized or permitted by law, as now or hereafter in effect, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, and (ii) may indemnify, if the Board of Directors determines such indemnification is appropriate, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Registrant) by reason of the fact that he or she is or was an employee or agent of the Registrant, or is or was serving at the request of the Registrant as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the full extent authorized or permitted by law, as now or hereafter in effect, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Registrant, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. To the extent that (i) a director or an officer of the Registrant or (ii) any other employee or agent of the Registrant who the Board of Directors has authorized the Registrant to indemnify, has been successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys'

fees) actually and reasonably incurred by him or her in connection therewith. Notwithstanding the foregoing, except for proceedings to enforce rights to indemnification, the Registrant shall not be obligated to indemnify any person in connection with a proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized in advance, or unanimously consented to, by the Board of Directors.

     Article XI of the Registrant's By-Laws also provides that any indemnification provided therein (unless ordered by a court) shall be made by the Registrant only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in sections 1 and 2 of Article XI of the Registrant's By-Laws. Such determination shall be made (i) by a majority vote of the directors who are not parties to such action, suit or proceeding even though less than a quorum, or
(ii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or (iii) by the Stockholders.

     Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Registrant in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Registrant or as otherwise authorized by law. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board of Directors deems appropriate.

     Article XI of the Registrant's By-Laws further provides that the indemnification and advancement of expenses shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any by-law, agreement, vote of Stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

     Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at its request in such capacity in another corporation or business association against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification will be made with respect to any matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

ITEM 16.  EXHIBITS.

     See Exhibit Index included immediately preceding the Exhibits to this Registration Statement, which is incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

     The Company hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

              (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

   provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to
   Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are incorporated by reference in this Registration Statement.

        (2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of any employer benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Richardson, Texas on the 27th day of August, 1999.


                                               INTELECT COMMUNICATIONS, INC.


                                               By: /s/ HERMAN M. FRIETSCH
                                                       HERMAN M. FRIETSCH
                                           CHAIRMAN AND CHIEF EXECUTIVE OFFICER


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Herman M. Frietsch, his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

           SIGNATURE                                    TITLE                           DATE
         ------------                                 ---------                        ------
     /s/ HERMAN M. FRIETSCH                Chief Executive Officer and Director     August 27, 1999
       HERMAN M. FRIETSCH                  (Principal Executive Officer)

       /s/ ROBERT P. CAPPS                 Executive Vice President and Chief       August 27, 1999
        ROBERT P. CAPPS                    Financial Officer (Principal
                                           Financial Officer and Principal
                                           Accounting Officer)

    /s/ PHILIP P. SUDAN, JR.               Director                                 August 27, 1999
      PHILIP P. SUDAN, JR.

     /s/ ANTON LIECHTENSTEIN               Director                                 August 27, 1999
      ANTON LIECHTENSTEIN

    /s/ ROBERT E. GARRISON II              Director                                 August 27, 1999
     ROBERT E. GARRISON II


                                 EXHIBIT INDEX

        EXHIBIT                                      DESCRIPTION OF EXHIBIT
       ---------                                   ---------------------------
           4.1       --   Amended and Restated Certificate of Incorporation of Intelect Communications, Inc.(1)
           4.2       --   Certificate of Amendment of Amended and Restated Certificate of Incorporation of Intelect
                          Communications, Inc.(2)
           4.3       --   Amended and Restated By-Laws of Intelect Communications, Inc.(1)
           4.4       --   Certificate of Designations of the Series A Preferred Stock dated December 2, 1997(1)
           4.5       --   Certificate of Designations of the Series D Preferred Stock dated May 7, 1998(3)
           4.6       --   Certificate of Designations of the Series E Preferred Stock dated March 3, 1999(4)
           5.1       --   Opinion of Ryan & Sudan, L.L.P., Houston, Texas
          10.1       --   Settlement Agreement and Mutual Release by and among Intelect Communications, Inc. and
                          Wingate Capital Ltd., Fisher Capital Ltd., CCG Capital Ltd., Midway Capital Ltd., NP
                          Partners, CCG Investment Fund Ltd. (a.k.a. CCG International Fund Ltd.), Olympus
                          Securities, Ltd., Citadel Investment Group, L.L.C., Citadel Limited Partnership, GLB
                          Partners, L.P., Wellington Partners Limited Partnership, Kensington Global Strategies
                          Fund, Ltd., Orchard Investment Partners, L.P., ORD L.L.C., CCG Capital Fund L.P. and
                          Kenneth C. Griffin, dated June 27, 1999(5)
          10.2       --   Registration Rights Agreement among Intelect Communications, Inc. and Wingate Capital
                          Ltd., Fisher Capital Ltd., CCG Capital Ltd., Midway Capital Ltd., NP Partners, CCG
                          Investment Fund Ltd. (a.k.a. CCG International Fund Ltd.), Olympus Securities, Ltd.,
                          Citadel Investment Group, L.L.C., Citadel Limited Partnership, GLB Partners, L.P.,
                          Wellington Partners Limited Partnership, Kensington Global Strategies Fund, Ltd., Orchard
                          Investment Partners, L.P., ORD L.L.C., CCG Capital Fund L.P. and Kenneth C. Griffin, dated
                          June 27, 1999(5)
          10.3       --   Form of Registration Rights Agreement between Intelect Communications, Inc. and the
                          Buyers, dated as of June 30, 1999
          10.4       --   Registration Rights Agreements dated May 8 and May 30, 1997 among Intelect Communications
                          Systems Ltd. and The Coastal Corporation Second Pension Trust(6)
          10.5       --   Agreement to Amend Receivables and Inventory Backed Credit Lines(7)
          10.6       --   Form of Warrant in favor of Coastal(7)
          10.7       --   Registration Rights Agreement between the Company and Coastal(7)
          10.8       --   Repayment and Exchange Agreement between the Company and St. James(7)
          10.9       --   Registration Right Agreement between the Company and St. James(7)
          23.1       --   Consent of Arthur Andersen LLP
          23.2       --   Consent of KPMG Peat Marwick
          23.3       --   Consent of Grant Thornton LLP
          23.4       --   Consent of Ryan & Sudan, L.L.P. (included in Exhibit 5.1)

------------

(1) Incorporated herein by reference to Form S-4 of Intelect Communications, Inc. filed October 30, 1997 (File No. 333-39063)

(2) Incorporated herein by reference to Form 8-K of Intelect Communications, Inc. filed March 8, 1999

(3) Incorporated herein by reference to Form 8-K of Intelect Communications, Inc. filed May 11, 1998

(4) Incorporated herein by reference to Form 8-K of Intelect Communications, Inc. filed March 2, 1999

(5) Incorporated herein by reference to Form 8-K of Intelect Communications, Inc. filed July 2, 1999

(6) Incorporated herein by reference to Form 10-Q of Intelect Communications Systems Ltd. for the quarter ended June 30, 1997

(7) Incorporated herein by reference to Form 8-K of Intelect Communications, Inc. filed August 18, 1999